FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 27, 2007

Item 3: News Release:

A news release dated and issued on September 27, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold Continues Almaden Expansions – Phase 2 Drilling Underway.  Freegold also announces the acceleration of the expiry date to the $0.75 warrants.

Item 5: Full Description of Material Change:

September 27, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce further drill results from its Almaden resource expansion program.  Based on the success of the program to date, the original Phase 1 drill program was expanded from its original 34,000 foot core/RC program to a total of 40,813 feet. Phase 1 drilling, which consisted of 40 core holes (17,773 feet) and 63 RC holes (23,040 feet) is now complete. Upon receipt of the final assays from the Phase 1 drilling within the coming weeks, the drill data base, the new geological model, and all supporting documentation will be provided to Mine Development Associates (MDA) of Reno which will be undertaking an updated 43-101 compliant resource calculation. MDA has been working with the Company over the past 9 months and is expected to have the updated resource completed within the fourth quarter of this year.

Phase 2 drilling is now underway, with one RC drill rig focusing on the expansion of gold mineralization outside the currently known resource areas further along strike to the north and south and in the area between the Main and North zones.  This drilling will also attempt to expand the significant molybdenum mineralization that is being identified in the northern portion of the Main zone, in the northeast limb of the Main Zone and throughout the North zone.

The Phase 1 holes reported here were drilled in a variety of locations to gather additional structural data, to infill and reduce hole spacing, and to test for further extensions of mineralization both below the depth tested by prior operators and laterally.  In addition to finding deeper mineralization in the central part of the Main Zone (440 feet of 0.022 oz/ton (0.75 g/tonne) in hole 653), deeper gold mineralization was also identified in hole 682 in the B2 structural zone in the north-east corner of the Main Zone (0.023 oz/ton (0.78 g/tonne) over 220 feet to a depth of 445 feet).  Unexpected molybdenum mineralization was identified in holes 694 (0.017% MoS2 over 35 feet at surface) in the northeast part of the Main Zone and in hole 714 (0.06% MoS2 from 45 to 105 feet, including 0.085% MoS2 from 55 to 90 feet) at the extreme south end of the Main Zone.  These discoveries will be followed up in Phase 2 drilling.  With more of the drill holes extending to greater depths in the later part of Phase 1 drilling, it appears that gold and molybdenum is becoming concentrated in more discrete structures, which may be followed further down in subsequent programs to test for bonanza grade deposits.

The following table presents the significant drill intercepts from 12 new holes drilled within the Main and North zones.  These hole locations can be found on the map on our web site.  Holes designated with a ‘C’ are core holes. The remaining holes are reverse circulation drill holes. These holes were not drilled sequentially as information from prior holes and drilling conditions resulted to changes in the order in which the original holes were drilled.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)	Comments
653	10	450	440	0.022	0.75	Vertical hole testing for western edge of deeper mineralization. Shows zone is wider, needing further step out holes to define extent of width.
including	10	265	255	0.030	1.04
including	10	115	105	0.044	1.50
678	30	230	200	0.037	1.27	Vertical in-fill hole along the western side of the Main Zone.
including	50	190	140	0.044	1.52
679	5	195	190	0.026	0.90	Vertical in-fill hole along the western side of the Main zone
including	60	165	105	0.040	1.36
C-71	200	325	125	0.024	0.81	North-east directed hole, dipping -85 degrees, testing under a 200’ clay cap in the B2 area that had never been drilled under before. Hole ends in resource grade mineralization (0.017 oz/t)
including	255	305	50	0.035	1.22
682	225	445	220	0.023	0.78	North-east directed hole, dipping -70 degrees testing B2 structure. testing under a 225’ clay cap in the B2 area that had never been drilled under before.
including	225	310	85	0.036	1.22
696	80	290	210	0.023	0.77	North-east directed hole, dipping -80 degrees testing the B2 and Main feeder structures. Good mineralization under the clay cap.
including	95	195	100	0.036	1.24
C73	30	140	110	0.020	0.69	Short east directed hole, dipping -60 degrees drilled through the Main feeder structure. Hole stopped short because of bad ground and re-drilled with C74.
including	30	60	30	0.037	1.28
C74	0	45	45	0.017	0.57	East directed hole, dipping -60, collared east of C73, looking to find main NS fault.
C55	20	125	105	0.020	0.70	East directed hole, dipping -60, looking for mineralization and structure in the Main zone.
including	20	70	50	0.032	1.10
694	20	145	125	0.018	0.62	Vertical in-fill hole testing potential of the NE zone.
including	20	65	45	0.031	1.06
714	45	145	100	0.019	0.66	Testing and infilling western limits of deposit on south end of Main Zone. Both Au and Mo grades indicates need for additional drilling around this hole.
652	55	230	175	0.015	0.53	Vertical hole testing the western limit of mineralization.

Phase 2 drilling commenced September 3rd and 9 holes have been completed to date.  Two holes were drilled into the B2 structural zone to finalize our structural understanding of this area.  Two holes were drilled toward the south end of the main zone to help with the location and projection of the Main feeder structure as it strikes to the south-southeast toward the Cove Creek area.

Freegold has now drilled five holes in the syncline area between the NE and North zones where holes drilled by previous operators were limited to 100 feet in depth. Freegold’s current holes average 464 feet in depth and have encountered various degrees of both silicification and / or quartz veining below 100 feet level.  The current drilling is aimed at determining if sufficient mineralization exists within the syncline area to be incorporated in a future pit design that would enable the NE and North zones to be joined.  Assays are pending.

Additional drilling in Phase 2 is planned to further investigate the grade and extent of molybdenum mineralization in the North zone, follow up on the unexpected molybdenum mineralization in hole 714, step out along strike on the Main feeder structure and follow-up with step out drilling in areas where surface sampling has located gold grades higher than the deposit average.

Diamond drill core and RC samples are generally analysed on five-foot intervals.  All samples are shipped to ALS Chemex at its Winnemucca, NV laboratory for preparation. Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis.  Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

Acceleration of Expiry Date of Warrants

Freegold also announces that it has satisfied the conditions necessary to accelerate the expiry date of the $0.75 warrants issued pursuant to its February 28, 2007 private placement.  Having traded above C$1.10 for a twenty consecutive day period six months following the closing date of the financing, Freegold is now providing notice to the holders of these warrants that the warrants must be exercised within 30 calendar days of today’s date.   Of the 5.1 million warrants issued on February 28, 2007, 1,185,000 have been exercised to date for proceeds of C $888,750.  Should the remaining 3,915,000 warrants be exercised by October 26, 2007 the Company will receive an additional $2,936,250.  These proceeds will be used to fund additional drill programs in 2008 on the Almaden, Golden Summit, Vinasale and Rob properties.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 41,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.   Freegold is also continuing to discover new high-grade veins and bulk tonnage shear zones in its 40,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of bulk sampled material has commenced, and in addition to on-going bulk sampling of additional areas found to contain high grade surface mineralization, the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.  Exploration has also commenced on the Vinasale and Rob properties in Alaska, with final assays from an 18-hole drill program at Rob to be reported shortly.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 27th day of September, 2007.